UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62559/July 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13943

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In the Matter of   :
                                                               :
APPLIED NANOSCIENCE, INC.,   :   ORDER MAKING FINDINGS AND
AQUACELL TECHNOLOGIES, INC.   :   REVOKING BY DEFAULT
  (n/k/a GREENCORE TECHNOLOGY, INC.),   :   REGISTRATIONS OF
AQUACELL WATER, INC.   :   AQUACELL TECHNOLOGIES, INC.
  (n/k/a BELIEVING TODAY, INC.),   :   (n/k/a GREENCORE TECHNOLOGY, INC.),
AQUAPRO CORP.,   :   AQUAPRO CORP.,
ASIA ELECTRONICS HOLDING CO., INC.,   :   ASIAN STAR DEVELOPMENT, INC., and
ASIAN STAR DEVELOPMENT, INC.,   :   AVASOFT, INC.
ASSOCIATED GOLF MANAGEMENT, INC.,   :
  (n/k/a DELTA MINING &   :
  EXPLORATION CORP.) and   :
AVASOFT, INC.   :

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SUMMARY

        This Order revokes the registrations of the registered securities of Aquacell Technologies, Inc. (n/k/a GreenCore Technology, Inc.), AquaPro Corp., Asian Star Development, Inc., and Avasoft, Inc. (collectively, defaulting Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on June 17, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each defaulting Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission

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[1] The proceeding has ended as to Applied Nanoscience, Inc. Applied Nanoscience, Inc., Exchange Act Release No. 62481 (July 12, 2010). Aquacell Water, Inc. (n/k/a Believing Today, Inc.), and Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.), filed Answers to the Order Instituting Proceedings and remain in the proceeding. Asia Electronics Holding Co., Inc., has not yet been served with the Order Instituting Proceedings.

annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 26, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, each has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, they are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning them, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Aquacell Technologies, Inc. (n/k/a GreenCore Technology, Inc.), CIK No. 1114655,[3] is a void Delaware corporation located in Rancho Cucamonga, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended June 30, 2008, which was materially deficient but reported a net loss of over $4.28 million for the prior twelve months. As of June 8, 2010, the company's stock (symbol "AQUA") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

AquaPro Corp., CIK No. 1023367, is a dissolved Tennessee corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of over $2.17 million for the prior three months. As of June 8, 2010, the company's stock (symbol "AQRO") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Asian Star Development, Inc., CIK No. 1046883, is a Nevada corporation located in Hong Kong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $126,155 for the prior nine months. As of June 8, 2010, the company's stock (symbol "ASDV") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Avasoft, Inc., CIK No. 789878, is a dissolved Nevada corporation located in Rocklin, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $4.94 million for the prior nine months. As of June 8, 2010, the company's stock (symbol "AVAF") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Aquacell Technologies, Inc. (n/k/a GreenCore Technology, Inc.), is REVOKED;

the REGISTRATION of the registered securities of AquaPro Corp. is REVOKED;

the REGISTRATION of the registered securities of Asian Star Development, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Avasoft, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge